EXHIBIT 99.1

Standard Lithium Receives Notice of Allowance for Final U.S. Patent Covering DLE Process for Recovering Lithium From Brines

Successful Completion of USPTO Review Process for Company’s Lithium Extraction Patents

VANCOUVER, British Columbia, Dec. 29, 2022 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, is pleased to announce that the United States Patent and Trademark Office (“USPTO”) has issued a Notice of Allowance for Standard Lithium’s third U.S. patent application serial no. 16/895,783 titled “Process for Recovering Lithium from Brines”, This third U.S. patent application is in addition to Standard Lithium’s other two U.S. patent applications for which Notices of Allowance have been earlier issued by the USPTO (U.S. patent applications serial no.16/410,523 and serial no. 16/224/463, both also titled “Process for Recovering Lithium from Brines” see news release November 1, 2022). These three U.S. patent applications comprise a portion of Standard Lithium’s novel and proprietary technique for continuous Direct Lithium Extraction (DLE) from lithium brines.

A Notice of Allowance is issued by the USPTO after examination of a patent application and a determination that a patent should be granted from the application. Standard Lithium anticipates the issue of the formal registration of this third U.S. patent application in the coming months.

“We are pleased to have received the Notice of Allowance for the final U.S. patent application of the Company’s lithium extraction technology,” commented Dr. Andy Robinson, Standard Lithium’s President, and COO, adding, “We will continue to strengthen our IP portfolio but more importantly we are actively advancing our south Arkansas lithium projects and doing so by applying sustainable, scalable and fully-integrated modern processing technologies to unlock new U.S. commercial lithium production.”

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the LANXESS Property Project and the South West Arkansas Project, are located in southern Arkansas near the Louisiana state line. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the LANXESS Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the LANXESS Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to plans at the Lanxess South Facility and the South West Arkansas Project, the issuance of formal registrations of U.S. patents, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/